FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 22, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.
Publicly-held Company - CNPJ/MF nº 20.730.099/0001-94

NOTICE OF
THE EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Sadia S.A. are invited to attend the Extraordinary Shareholders Meeting that will be held at 11:00 a.m., on January 13, 2007, at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC. The purpose of this meeting is to discuss and make a resolution about the following Order of Business and pertinent Remarks:
1) Consolidation of subsidiary companies: a) Appreciation of the proposals dated 10.30.2006, submitted by the Board of Directors, for an upstream merger of the companies Ema Empresa Matogrossense de Alimentos Ltda. and Intergen Ltda.; b) Ratify the Board's decision that appointed a specialist firm to prepare the appraisal reports of the respective shareholders' equity of the companies to be merged; c) Appreciation of the appraisal reports and make a decision about the merger.
2) Amendment to the Bylaws: Appreciation of the proposals dated 12.21.2006, submitted by the Board of Directors, to amend certain Bylaws provisions due to: a) new procedure for representing preferred or minority shareholders in the election of a member to the Board of Directors, recommending the need to adopt guidelines for identifying possible conflicts of interest and other improvements to ensure a sound corporate governance involving: Article 15: i) change in the wording of Paragraph 1º, to establish that the election of Vice President(s) to the Board of Directors be also the duty of the general shareholders meeting; ii) deletion of the current Paragraph 2; iii) introduction of new Paragraphs in that article, to establish a procedure for the nomination by shareholders of members to the Board of Directors and to define and discipline situations of interest conflicting with Company interests; and Article 16: Amendment to the heading of this article, to change the minimum frequency for holding ordinary meetings of the Board of Directors, from monthly to quarterly; and b) the need to point out the legal impediments for candidates to the Board of Directors of this Company and exclusion, from the current text, of the existing restriction for providing compensation solely to effective members of this body, involving: Article 37. Sole Paragraph. Amendment of the wording, pointing out the legal impediments for the election of members to the Board of Directors and deletion of the existing restriction whereby compensation is provided solely to effective members of this body
3) Restatement of the Bylaws: in accordance with the above proposed amendments.

General Instructions:
1. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 365, 2º andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., January 10, 2007.
2. the shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation on the matters to be appreciated at the extraordinary shareholders meeting, in compliance with Paragraph 3 of article 135 of Law 6404/76;
3. pursuant to the Brazilian Securities Exchange Commission – CVM Instruction No. 319, dated 12.03.1999, the merging conditions were disclosed in the Material Fact announcement published on 10.31.2006 by the press, in accordance with legal requirements.

São Paulo, December 21, 2006

WALTER FONTANA FILHO
Chairman of the Board of Directors